                                                      Filed Pursuant to Rule
                                                      424(b)(3)
                                                      Registration No. 333-33367

PROSPECTUS
                               AGRIBIOTECH, INC.

                       6,373,402 Shares of Common Stock

     This Prospectus pertains to 6,373,402 shares of Common Stock (the "Shares"), $.001 par value per share, of AgriBioTech, Inc., a Nevada corporation ("ABT" or the "Company"). Of the 6,373,402 Shares: 148,402 Shares were issued to the former shareholders of Clark Seeds, Inc.; an aggregate of 840,000 Shares were issued to the former shareholders of Olsen Fennell Seeds, Inc. and 10,000 for fees in such acquisition; and 229,885 Shares were issued in connection with the Company's acquisition of LaCrosse Seed Corporation; an aggregate of 2,225,000 Shares are issuable upon exercise of transferrable stock options granted to officers of the Company; and 2,920,115 Shares are issuable by the Company either (a) in exchange for the assets and/or stock of entities which may be acquired by the Company, including 1,000,000 Shares anticipated to be issued in connection with the Company's previously announced acquisition of Lofts Seed, Inc., all of the foregoing Shares to be sold by the selling stockholders named herein or by supplement (the "Selling Stockholders"), or (b) in registered original equity issuances to qualified institutional buyers ("QIBs"), institutional accredited investors, other accredited investors and broker-dealers who are members in good standing with the National Association of Securities Dealers, Inc. (collectively referred to herein as "Investors").

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders, although it will receive the exercise price of options exercised under this Prospectus and in original equity issuances to Investors at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. It is anticipated that the Selling Stockholders will offer shares of Common Stock for resale at prevailing prices on the Nasdaq National Market ("Nasdaq"). See "Plan of Distribution." All selling and other expenses incurred by individual Selling Stockholders will be borne by such Selling Stockholders.

     The Common Stock is traded on Nasdaq under the symbol "ABTX." On December 16, 1997, the closing sale price of the Common Stock as reported on Nasdaq was $13.75 per share.

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                                  ----------

             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

    This Prospectus also amends the Company's Prospectuses dated October 10, 1995 and October 18, 1996.



                 THE DATE OF THIS PROSPECTUS IS DECEMBER 17, 1997

     The registration of the Shares offered hereby is being effected in connection with registration rights granted by the Company pursuant to the terms of various asset and stock purchase agreements. In accordance with the terms of such rights, the Company will bear the expenses of such registration, which are estimated to be $40,000, except that the Selling Stockholders will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of their respective Shares and their respective legal expenses.

     Commencing on the effective date of this Prospectus, the Shares may be sold by the Company as original equity issuances to Investors, and/or from time to time, by the Selling Stockholders directly to purchasers, pledged or, alternatively, may be offered through agents, brokers, dealers or underwriters, who may receive compensation in the form of commissions or discounts from the Selling Stockholders or purchasers of the Shares. Sales of the Shares may be made on Nasdaq, in privately negotiated transactions or otherwise, and such sales may be made at the market price prevailing at the time of sale, a price related to such prevailing market price or at a negotiated price.

     Any brokers, dealers or agents that participate in the distribution of the Shares (the "Offering") may be deemed to be underwriters under Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them on the resale of such Shares may be deemed to be underwriting compensation under the Securities Act. The sale of the Shares by the Selling Stockholders is subject to the prospectus delivery and other requirements of the Securities Act. See "Plan of Distribution."

     No person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Shares in any circumstances in which such offer or solicitation is unlawful.


                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at the Northeast Regional Office, Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office, 500 West Madison Street, Chicago, Illinois 60611-2511. Copies of such material may be obtained, at prescribed rates, by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be found on the Commission's Worldwide Web site at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement and the exhibits thereto or incorporated therein by reference. The Registration Statement, including such exhibits, may be inspected without charge at the public reference facilities maintained by the Commission, at the Commission's regional offices at the addresses stated above and on the Commission's Web site. Copies of these documents may be obtained, at prescribed rates, by writing to the Commission's Public Reference Section at the address set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents filed with the Commission are incorporated into this Prospectus by reference:

        (1) The Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 ("Form 10-KSB").

        (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarters ended September 30, 1997 ("Form 10-Q").

        (3) The Company's Current Reports on Form 8-K for October 30, 1996 (as amended), May 15, 1997 (as amended), August 22, 1997 (as amended) and October 22, 1997 ("Forms 8-K").

        (4) The description of the Company's Common Stock, $.001 par value, contained in the Company's registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information.

        (5) The Company's Proxy Statement dated January 13, 1997.

   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company furnishes its shareholders and registered warrant holders with annual reports which contain financial statements audited by its independent certified public accountants and such other interim reports containing unaudited financial information as it deems appropriate.

     The Company will provide without charge to each person who receives this Prospectus, upon written or oral request, a copy of any information that is incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be directed to the following address:

                               AGRIBIOTECH, INC.
                          2700 Sunset Road, Suite C-25
                            Las Vegas, Nevada 89120
                        Attention:  Corporate Secretary
                                 (702) 798-1969

                                  THE COMPANY

     AgriBioTech, Inc. (The "Company" or "ABT") is the largest agricultural seed company in the United States that specializes in developing, processing, packaging and distributing varieties of forage and cool season turfgrass seeds. Since January 1, 1995, the Company has completed 15 acquisitions and has grown from essentially zero sales in calendar 1994 to a current annualized level of net sales of approximately $155 million. The Company has also executed a letter of intent and two definitive purchase agreements to acquire three additional companies with aggregate annual net sales of approximately $125 million. The Company's vertically integrated forage and turfgrass seed operations include traditional genetic breeding and research and development programs for most forage and cool season turfgrass species, seed processing plants that clean, condition and package ABT's products, and national and international distribution and sales networks (see "Recent Developments").

    The Company was incorporated in the state of Colorado on December 31, 1987 under the name Sussex Ventures, Ltd. ("Sussex"). The Company was an inactive development stage company until September 30, 1993 when it acquired all of the outstanding stock of AgriBioTech, Inc., a Nevada corporation ("ABT"). ABT was treated as the acquiring corporation in the transaction, which was accounted for as a reverse purchase. In June 1994, the Company merged with and into ABT, then a wholly-owned subsidiary of the Company, and changed its name to AgriBioTech, Inc. and became a Nevada corporation. The Company had limited revenues until 1995, when it commenced its acquisition program.


                                  THE OFFERING

Shares of Common Stock to be offered:................    6,373,402 (1)

Shares of Common Stock issued and outstanding as
 of December 8, 1997:................................   26,796,350 (2)

_______________

(1) Consists of (i) 148,402 shares of Common Stock issued to the former shareholders of Clark Seeds, Inc.; an aggregate of 840,000 Shares issued to the former shareholders of Olsen Fennell Seeds, Inc. and 10,000 for fees in such acquisition; and 229,885 Shares issued in connection with the Company's acquisition of LaCrosse Seed Corporation; (ii) 2,920,115 shares of Common Stock reserved for issuance in connection with (a) future acquisitions, including the pending acquisition of Lofts Seed, Inc. (see "Recent Developments") or (b) in registered original equity issuances to Investors; and (iii) an aggregate of 2,225,000 Shares issuable upon exercise of transferrable stock options granted to officers of the Company.

(2) Based on 26,796,350 shares outstanding as of December 8, 1997, but does not give effect to 5,062,766 shares of Common Stock reserved for issuance upon exercise of stock options currently outstanding and an additional 496,400 shares of Common Stock issuable upon exercise of options available for future grants under the 1994 Plan and; (ii) 560,179 shares of Common Stock issuable upon exercise of Class C Warrants currently outstanding;
     (iii) 400,000 shares of Common Stock reserved for issuances upon grant of shares under the Bonus Plan; and (iv) 299,947 shares of Common Stock issuable upon exercise of Preferred Stock outstanding.

Use of
Proceeds:   The Company will not receive any proceeds from the sale of the
---------   Securities offered hereby. The Company will receive an aggregate of
            $4,815,750 if all options were exercised for which the underlying
            Common Stock is registered under this Prospectus. In addition, the Company will receive proceeds from original equity issuances to Investors at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
            Such proceeds will be used for working capital purposes, including, but not limited to, the funding of potential acquisitions.

Risk
Factors:    The Shares offered hereby are speculative and involve a high degree
-------     of risk. The purchase of Shares offered hereby should be considered only by those persons who can afford a loss of their investment.
            See "Risk Factors."

                              RECENT DEVELOPMENTS

On December 3, 1997, ABT signed a binding definitive purchase agreement for Lofts Seed, Inc. (including its operating division Great Western) and its affiliated companies, Sunbelt Seed and Budd Seed (collectively "Lofts") one of the nation's premier turfgrass seed companies, with combined annualized net sales of approximately $75,000,000. Under the terms of the definitive agreement, which is scheduled to close in early January 1998, ABT will acquire Lofts effective January 1, 1998. The cost of the acquisition is 2,000,000 shares (1,000,000 of which are to be registered and are anticipated to be issued pursuant to this Prospectus) of ABT common stock (valued at $8.50 per share when the letter of intent was signed) and approximately $17 million in cash.

On December 9, 1997, ABT signed a binding definitive purchase agreement for Seed Corporation of America and Green Seed Company (collectively "Seedco"), a leading East Coast forage and turfgrass seed distribution company, with combined annualized sales of approximately $40,000,000. Under the terms of the definitive agreement, which is scheduled to close in early January 1998, ABT will acquire Seedco effective January 1, 1998. The cost of the acquisition is approximately $10 million in cash.

                                  RISK FACTORS

     In addition to considering the other information set forth in, or incorporated by reference into, this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the Company. This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Also, documents subsequently filed by the Company with the Commission, and incorporated herein by reference will contain forward-looking statements. These include the Company's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results and other risks detailed from time to time in the Company's SEC reports. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. In analyzing an investment in the securities offered hereby, prospective investors should carefully consider, along with the other matters referred to herein, the risk factors described below.

     Lack of Historical Profitability.  The Company has reported only two
     --------------------------------
profitable quarters, both in calendar 1997, since becoming a publicly owned company in September 1993. Potential investors should be aware that over the life of the Company, the Company has not reported a profitable fiscal year and has failed to show consistent profitability. Although the Company has reported recent profits, there can be no assurance that the Company will achieve profitability in the future or maintain consistent profitability. Furthermore, the Company had an accumulated deficit of $11,640,541 through September 30, 1997. The Company's prospects must therefore be evaluated in light of the problems, expenses, delays and complications associated with operating, managing and integrating a large group of disparate businesses and/or subsidiaries. See "Management's Discussion and Analysis or Plan of Operations" in the Form 10-KSB and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-Q (collectively "MD & A") and the Financial Statements in the Form 10-KSB and in the Form 10-Q.

     Ability to Manage Growth.  The Company has acquired all or part of 15 seed
     ------------------------
companies since January 1, 1995, has signed a letter of intent and two definitive purchase agreements to acquire three additional seed companies and intends to expand current levels of operations. The Company's rapid growth since January 1995 has placed and may continue to place significant demands on the Company's management, technical, financial and other resources. In addition, successful expansion of the Company's operations will depend on, among other things, its ability to attract, hire and retain skilled management and other personnel, secure adequate sources of seed on commercially reasonable terms and successfully manage growth, none of which can be assured. To manage growth effectively, the Company will need to improve operational, financial and management information systems, procedures and controls. There can be no assurance that the Company will be able to manage its future growth effectively, and failure to do so could have a material adverse effect on the Company's business, financial condition and/or operating results. See "MD & A" and "Business - Acquisition Program" in the Form 10-KSB.

     Integration of Acquisitions.  The Company has acquired all or part of 15
     ---------------------------
seed companies since January 1, 1995, and intends to expand current levels of operations through additional acquisitions. A key component of the Company's future success depends upon its ability to combine the operations of its acquired subsidiaries into a coherent vertically integrated company. The Company's acquired subsidiaries represent the full spectrum of the forage and turfgrass seed production, processing, sales and distribution process. There can be no assurance that the Company will be able to effectively integrate the acquired subsidiaries, and failure to do so could have a material adverse effect on the Company's business, financial condition and/or operating results. See "MD & A" and "Business - Acquisition Program" in the Form 10-KSB.

     No Assurance of Future Growth and Acquisition Strategy.  The Company has
     ------------------------------------------------------
experienced significant growth in net sales, from essentially zero sales in calendar 1994 to $66 million in Fiscal 1997, with a current annualized level of net sales of approximately $155 million per annum exclusive of $125 million of net sales from pending acquisitions. Although a portion of such growth is attributed to year-over-year sales growth of companies acquired more than one year ago, the substantial portion of such growth has resulted from the Company's acquisitions. The Company's future growth will depend upon its ability to continue to make acquisitions, as well as increase sales from existing operations, neither of which can be assured.

          The Company is unable to predict whether and when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. The Company competes for acquisition candidates with many entities that have substantially greater resources than the Company. While the Company has been able to complete 15 acquisitions during the last three years, the Company expects to face intensified competition, as the Company's acquisition program has become well known in the seed industry. The Company expects that the costs of future acquisitions may increase and the more profitable companies will command a premium. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions and integrate and expand acquired companies into its operations. Once integrated, there can be no assurance that acquired businesses will achieve comparable levels of revenue, profitability, or productivity as existed prior to their acquisition. There have been previous unsuccessful attempts by others to consolidate the forage and/or turfgrass seed sectors. To the Company's knowledge, however, each of these attempts preceded the developments concerning the Plant Variety Protection Act (the "PVPA") discussed under "Business - Proprietary Information" in the Form 10-KSB. Nevertheless, in view of the fact that no other company has successfully vertically integrated and consolidated the forage and turfgrass seed sectors, there can be no assurance the Company will be successful in its efforts.

     Need for Future Capital.  The Company's capital requirements have been and
     -----------------------
are expected to continue to be significant. The Company plans to use a substantial portion of the net proceeds of this offering to fund both internal growth and pending acquisitions. There can be no assurance that the Company will be able to fund its planned growth, particularly if the Company is able to negotiate and execute letters of intent to acquire additional companies. The Company's future capital requirements will depend on numerous factors including, but not limited to, the timing and cost of any future acquisitions and the time and cost involved in integrating the Company's acquisitions and growing the Company's existing operations. See "MD & A."

     Leverage.  The Company has incurred a substantial amount of indebtedness in
     --------
connection with certain of its acquisitions during the course of the last three years. ABT remains leveraged and its present debt service requirements are substantial. The effect of such leverage may negatively impact, without limitation, the ability of the Company (i) to obtain additional financing on favorable terms; (ii) to service existing debt; and (iii) to comply with financial and other covenants and operating restrictions imposed by its existing long-term indebtedness.

     The ability of ABT to satisfy such obligations will primarily depend upon the future financial and operating performance of its operating subsidiaries and upon the Company's ability to renew or refinance bank borrowings and/or to raise additional equity capital. The Company's future performance is dependent upon financial, business and other economic factors affecting the Company and agriculture in particular, many of which are beyond the control of the Company and its subsidiaries. See "MD & A."

     Competition.  The seed industry and the field of agricultural technology
     -----------
are both highly competitive. The Company competes in the forage and turfgrass seed sectors primarily on the basis of price, product quality and service. The major agricultural seed companies in the United States focus their sales around hybrid seed corn (Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation), cotton seed (Delta and Pine Land Company) and other grain crops. In the past, these companies have treated forage and turfgrass seeds as ancillary crops when they compete in the marketplace. This is the opposite of the Company's business strategy, which is to treat forage and turfgrass seed as its primary product. Therefore, the Company's major competitors in the forage and turfgrass seed sectors currently are large regional companies and numerous small family seed businesses. However, any of the major agricultural seed companies may decide to compete directly against the Company by intensifying their efforts in the forage and turfgrass seed sectors. Management believes that as ABT's acquisition strategy becomes better known in the seed industry, the competition for acquisitions, sales, facilities and
personnel will intensify.   The largest United States alfalfa competitors are
Cenex/Land O' Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds. The largest competitors for other forages are FFR Research and its farm cooperative members. There are also small family owned businesses that are strong competitors in small geographic areas. The largest producers and marketers of turfgrass seed (excluding the Company) in the United States are Pennington Seed and O.M. Scott.

     The Company expects that it will have to compete directly against companies with substantially greater financial, marketing, personnel and research and development resources than those of the Company. There can be no assurance that the Company will be able to compete successfully against such companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Business-Competition" in the Form 10-KSB.

     Dependence on Key Personnel.  The success of the Company is largely
     ---------------------------
dependent upon the efforts, abilities and expertise of Johnny R. Thomas, President and Chief Executive Officer, as well as each of the Company's four vice presidents. The Company has entered into at-will employment agreements with each of these persons. Each of these officers devotes substantially all of his or her business time to the Company's affairs. The loss of any key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's prospects depend upon its ability to attract and retain qualified marketing, financial, management information service, and other technical personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting or retaining such personnel. See "Management" in the Form 10-KSB.

     Seasonality of Quarterly Results.  The seed business is highly seasonal and
     --------------------------------
the Company's business is subject to wide seasonal fluctuations. Weather affects commodity prices, seed yields and planting decisions by farmers.
Results of operations from quarter to quarter will not necessarily reflect the results for the entire year and are not necessarily indicative of results which may be expected for any other interim period. Management believes that quarterly sales will continue to fluctuate significantly depending on, among other things, the breakdown of the Company's sales between the two sectors for any specific period of time. See "MD & A."

     Cyclical Nature of Agricultural Products.  Agricultural products,
     ----------------------------------------
including forage and turfgrass seed, generally follow cyclical business patterns. Most agricultural products are commodities subject to wide fluctuations in price based on supply of the products and demand for, in this case, the raw or processed seed. Furthermore, the demand for seed is dependent on the demand of farmers, which is influenced by the general farm economy. The production of seed is subject to a variety of nature's adversities including drought, wind, hail, disease, insects, early frost and numerous other forces that could adversely affect the growing of seed in any growing season, resulting in larger fluctuations in results of operations between quarters.

     Development of New Products.   The Company continues to seek to develop
     ---------------------------
new, genetically superior forage and turfgrass varieties. The Company believes that the development and marketing of such elite varieties will play a key role in the Company's success. There can be no assurance that the Company will develop such genetically superior strains either its own or with industry partners. If the Company is unable to develop new product lines, this could have an adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Development" in the Form 10-KSB.

     Market Acceptance.  Potential investors should be aware that even if the
     -----------------
Company is successful in developing genetically superior strains as stated above, there can be no assurance that there will be a market for such products; or, if such a market develops that the Company will be able to recoup the costs associated with the development of these products. If the Company is unable to effectively market products it has developed, at prices sufficient to (i) cover the Company's costs and (ii) generate adequate return on the Company's capital, this could have an adverse effect on the Company's business, financial condition and results of operations.

     Reliance on Patents and Proprietary Rights.  The Company owns proprietary
     ------------------------------------------
varieties for a number of forage and turfgrass species that are protected under the PVPA and is seeking to acquire and/or develop other varieties protected by the PVPA. The PVPA prohibits others from selling seed of those proprietary varieties for 20 years, after which such protection expires. The inability to develop protected varieties could have an adverse impact on the Company's business, financial condition and results of operations. There can be no assurance that any proprietary rights owned by the Company or licensed from third parties, will not be challenged, invalidated, or circumvented, or that the rights held by the Company will provide any competitive advantage, or that the Company's competitors will not possess protected varieties that perform better than those of the Company. The Company could also incur substantial costs in asserting its proprietary rights against others, including any such rights obtained from third parties, and/or defending any infringement suits brought against the Company. See "Business - Proprietary Rights" in the Form 10-KSB.

     Biotechnology Risks.  Biotechnological breakthroughs have been introduced
     -------------------
into other seed sectors such as corn, soybeans and cotton. The Company believes that similar biotechnology breakthroughs in the forage and turfgrass sectors should follow. The Company operates a traditional genetic breeding program and is seeking to become the licensee or partner of choice for owners of biotechnology genes, in order to accelerate the introduction of seeds with value-added characteristics developed through biotechnology. There can be no assurance that (i) the Company's genetic breeding program will produce biotechnology breakthroughs; (ii) the Company will succeed in its efforts to license biotechnology genes and develop partnerships with owners of biotechnology genes; (iii) commercially feasible products will ultimately be developed; or (iv) genetically engineered products will gain market acceptance. If the Company is unable to effectively develop or market products through biotechnology at prices sufficient to recover its costs and generate adequate returns on capital, the Company's business, financial condition and results of operations may be adversely affected. See "Business -- Biotechnology Access" in the Form 10-KSB.

     Government Regulation.  The Company's operations are directly and
     ----------------------
indirectly subject to various Federal and state environmental controls and regulations. Management believes that the Company is in substantial compliance with existing environmental regulations, but can give no assurance that it may maintain such compliance without incurring substantial cost and expense if additional laws and regulations are enacted or promulgated.

     While not affecting the Company's operations, certain government regulations may have an effect on the demand for the Company's products. For example, from time to time the Federal governmental has imposed restrictions on the sale of certain commodities to certain countries, including commodities, the seed for which are produced by the Company. In addition, United States government agricultural policies are designed to maintain a balanced supply and demand for certain commodities by regulating planted acreage through set-asides in certain crops. Adherence to set-asides is the basis for farmer's eligibility for government subsidy payments and other benefits. An increase in the set-aside for a crop generally reduces farmer demand for seed for that crop, and a decrease in the set-aside generally increases demand for seed. In addition, other government policies, such as subsidizing export sales of certain commodities, ultimately affect seed sales. Certain of the Company's sales of seed are subject to demand swings resulting from changes in these programs.

     Adoption of regulations regarding the allocation of water in California, Arizona and other states with limited water supplies could result in a reduction of the number of acres planted with various crops, reducing the demand for the Company's products in those states.

     The development of seed of genetically altered plants, is regulated by the Environmental Protection Agency, the U.S. Department of Agriculture, the Food and Drug Administration and various state agencies. The Federal agencies require permits for field testing and EPA regulates insecticide and herbicide products. The Company is not aware of any pending legislation that would materially impact either its traditional product development or commercialization of seed from genetically altered plants. There can be no assurance that regulatory agencies administering existing or future regulations or legislation will allow the Company to produce and market genetically engineered seed, if at all, in a timely manner or under technically or commercially feasible conditions.

     Control by Management and Current Stockholders.  Management of the Company
     ----------------------------------------------
owned 4,232,231 (approximately 15.8%) of the 26,758,350 shares of the Company's Common Stock outstanding as of December 8, 1997, and would own 23.2% after giving full effect to the exercise of their options and Warrants. After giving effect to the sale of 2,920,115 additional shares of Common Stock offered hereby, management of the Company would own approximately 14.3% of the 29,678,465 shares of Common Stock then outstanding. Accordingly, the Company's present management may be able to significantly influence or effectively control the Company, elect all of the Company's directors, increase the authorized capital, dissolve, merge or sell all of the assets of the Company and generally direct the affairs of the Company. See "Principal Stockholders" in the Form 10-KSB.

     Blank Check Preferred Stock and Control of the Company.  The Company's
     ------------------------------------------------------
Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock.

     At December 8, 1997, the Company had 1,100 shares of Convertible Preferred Stock issued and outstanding, with an aggregate liquidation preference of $1,268,422 and convertible into 299,947 shares of Common Stock.

     Although there are no present plans, agreements, commitments or undertakings with respect to the Company's issuance of any additional shares of Preferred Stock, except as may be used for potential acquisitions, any such issuances may be deemed to be an anti-takeover device which could be utilized as a method of discouraging, delaying or preventing a change in control of the Company or to dilute the public ownership of the Company and give clear control of the Company to current Management and there can be no assurance that the Company will not issue such shares.

     Adverse Effect of Potential Future Sales of Common Stock. Of the Company's
     --------------------------------------------------------
26,758,350 issued and outstanding shares of Common Stock as of December 8, 1997, approximately 1,400,000 shares are "restricted securities" as that term is defined under Rule 144 under the Securities Act. All of these restricted shares have been registered for resale under the Securities Act. As of December 8, 1997, an additional 5,922,892, shares of Common Stock were issuable without restriction upon conversion of outstanding shares of convertible Preferred Stock, options or warrants and are either exempt from registration or have been registered under the Securities Act. The Company cannot predict the effect that sales made under Rule 144, sales made pursuant to registration statements, or otherwise, may have on any then prevailing market price. The Company is unable to predict the effect that sales made pursuant to this and other Registration Statements, Rule 144, or otherwise, may have on the then existing market price of the Company's securities. The possibility exists that the sale of any of these Securities, or even the potential of such sales, may be expected to have a depressive effect on the price of the Company's securities in any public trading market. This could impair the Company's ability to raise additional equity capital. See "Principal Stockholders" in the Form 10-KSB.

     Public Market Risks; Possible Volatility of Securities Prices.  The market
     -------------------------------------------------------------
price for the Company's securities has been and may continue to be volatile. Factors such as the Company's financial results, financing efforts, changes in earnings estimates by analysts, conditions in the Company's business and various factors affecting the agricultural industry generally may have a significant impact on the market price of the Company's securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility, and market prices for many companies, particularly small and emerging growth companies, the common stock of which trades in the over-the-counter market, have experienced wide price fluctuations and volatility which have not necessarily been related to the operating performance of such companies themselves. Any such fluctuations or general economic and market trends, could adversely affect the price of the Company's securities. In view of the foregoing factors, in some future quarters the Company's operating results may be below the expectations of public market analysts and investors. In that event, the price of the Company's securities would likely be materially adversely affected. See "Price Range of Common Stock" in the Form 10-KSB.

     Immediate Substantial Dilution. Original issuances of Common Stock under
     ------------------------------
this Prospectus will be purchased at a price determined by a formula related to the market price for the Company's Common Stock. The Company's present stockholders acquired their shares of Common Stock at costs substantially below the anticipated offering price of the Common Stock to be sold in this offering. Therefore, investors purchasing Common Stock in this offering will incur an immediate and substantial dilution.

                              SELLING STOCKHOLDERS

     An aggregate of 148,402 Shares were issued to the former shareholders of Clark Seeds, Inc.; an aggregate of 840,000 Shares were issued to the former shareholders of Olsen Fennell Seeds, Inc. and 10,000 for fees in such acquisition; and 229,885 Shares were issued in connection with the Company's acquisition of LaCrosse Seed Corporation. In addition, (i) 2,920,115 Shares are issuable to (a) various persons in connection with future acquisitions by the Company, including 1,000,000 shares anticipated to be issued in connection with the Company's previously announced acquisition of Lofts Seed, Inc., or (b) in registered original equity issuances to Investors; and (ii) an aggregate of 2,225,000 Shares are issuable to officers of the Company upon exercise of transferrable options. The transferees will become Selling Stockholders by supplement to this Prospectus.

     The following table sets forth information as of November 10, 1997, based on information obtained from the Selling Stockholders named below, with respect to the beneficial ownership of Shares being registered hereunder; the number of Shares known to the Company to be held by each; the number of Shares to be sold by each; and the percentage of outstanding shares of Common Stock beneficially owned by each, before this offering and assuming that no Shares will be owned after this offering.

                                                                           Percentage of Outstanding
                          Amount and Nature of      Number of Shares to        Shares Owned Before
         Name            Beneficial Ownership(1)        be Sold (3)                Offering(3)
         ----            -----------------------    -------------------    -------------------------
Fred Clark(4)                    219,627(5)                102,027(2)                     *
Brent Clark(4)                    71,725(5)                 27,825(2)                     *
Steven Jensen(4)                  46,366(5)                  9,275(2)                     *
Donald Morris(4)                  62,599(5)                  9,275(2)                     *
Greg S. Fennell                  446,100(6)                386,100(2)                   1.7%(6)
James E. Olsen                   446,100(6)                386,100(2)                   1.7%(6)
James L. Carnes                   10,000                    10,000                        *
Ramy Commercial
 Property, Inc.                  108,334(7)                 15,000(2)                   0.4%(7)
LaCrosse Seed
 Corporation                     308,219(7)                214,885(2)                   1.1%(7)

------------

*    Less than 1% of the outstanding common stock of the Company.

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Assumes, for each person, that the exercisable and convertible Securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days from the date hereof have been exercised.

(2)  The shares offered hereby are the subject of individual lock-up agreements.


                                    -11- (Footnotes continued on following page)

(3) Based on 26,796,350 shares of Common Stock issued and outstanding as of December 8, 1997.

(4) This person was a shareholder of Clark Seeds, Inc. prior to its acquisition by the Company and is now an employee of the Company.

(5) Includes less than 2,000 Shares underlying options currently exercisable.

(6) Includes 60,000 shares of Common Stock issuable upon exercise of currently exercisable stock options, but excludes an additional 250,000 shares of Common Stock not currently issuable upon exercise of stock options.

(7) Includes an aggregate of 93,334 shares of Common Stock issued upon exercise of stock options to Michael T. Ramy, Sr. and David P. Ramy, Sr., affiliates of Ramy Commercial Property, Inc. and LaCrosse Seed Corporation, but excludes 186,666 shares of Common Stock not currently issuable upon exercise of stock options.

                           DESCRIPTION OF SECURITIES

Authorized

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value. The Company has designated 10,000 shares of Series B Convertible Preferred Stock of which 900 shares were issued and outstanding as of December 8, 1997 and 15,000 shares of Series C Convertible Preferred Stock of which 200 shares were issued and outstanding as of December 8, 1997. The following summary description of the Company's Common Stock registered hereby is qualified in its entirety by reference to the Company's Certificate of Incorporation, Certificates of Designation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

     All of the 26,796,350 shares of Common Stock issued and outstanding as of December 8, 1997 are and will be, duly authorized, validly issued, fully paid and non-assessable. Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock. Holders of shares of Common Stock are entitled to receive such dividends as may be declared on Common Stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets of the Company available upon liquidation subject to rights of creditors and any shares of Preferred Stock. The holders of shares of Common Stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the Common Stock outstanding are able to elect all directors. Management of the Company beneficially held 4,232,231 shares (15.8%) without giving effect to the exercise of their options and warrants, as of December 8, 1997, prior to any sales by them, and accordingly they may be able to elect all of the Company's directors prior to their selling any shares of Common Stock.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Company's Common Stock is Corporate Stock Transfer, Inc., Denver, Colorado.


                              PLAN OF DISTRIBUTION

     A portion of the Shares offered hereby are issuable by the Company in original equity issuances to Qualified Institutional Buyers (as defined in Rule 144A promulgated under the Securities Act), institutional accredited investors (as defined in Rule 501(A)(1), (2), (3) or (7) promulgated under the Securities
Act), other accredited investors and broker/dealers who are members in good standing with the National Association of Securities Dealers, Inc. These Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. These Shares will be issued without restrictive legend and, subject to any lock-up agreement entered into with the Company, may be sold without restriction.

     The remainder of the Shares may be sold from time to time directly by the Selling Stockholders and/or by their assignees, transferees, pledgees or other successors for their own accounts and not for the account of the Company. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents. The distribution of the Shares by the Selling Stockholders may be effected from time to time in one or more transactions that may take place in the over-the-counter market including ordinary broker's transactions, privately negotiated transactions, pledges, or through sales to one or more broker/dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by these holders in connection with such sales.

     The Selling Stockholders, Investors, their transferees, intermediaries, donees, pledgees or other successors in interest through whom the Shares are sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Act"), with respect to the Shares offered and any profits realized or commissions received may be deemed underwriting compensation. Registration of a portion of the Shares is being made pursuant to agreements with the Company pursuant to which the Company will pay all expenses incident to the offering and sale of the Shares to the public except as described hereinafter. The Company will not pay, among other expenses, commissions and discounts of underwriters, dealers or agents or the fees and expenses of counsel for the Selling Stockholders. In some cases, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Act. See "Commission Position on Indemnification for Securities Act Liabilities" below.

     There can be no assurance that any of the Selling Stockholders will sell any or all of the Shares of Common Stock offered by them hereunder.

     The sale of the Shares is subject to the Prospectus delivery and other requirements of the Act. To the extent required, the Company will use its best efforts to file and distribute, during any period in which offers or sales are being made, one or more amendments or supplements to this Prospectus or a new registration statement with respect to the Shares to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus, including, but not limited to, the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by the underwriter for Shares purchased from a Selling Stockholder, and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

     Under the Exchange Act, and the regulations thereunder, any person engaged in a distribution of the Shares of the Company offered by this Prospectus may not simultaneously engage in market-making activities with respect to the Common Stock of the Company during the applicable "cooling off" period five business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M, in connection with transactions in the shares, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.


                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of the Company's Common Stock and individual members of the firm own additional shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of AgriBioTech, Inc. as of June 30, 1997 and 1996 and for the years ended June 30, 1997 and 1996 and the nine-month period ended June 30, 1995, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Germain's Inc. and W-L Research, Inc. as of September 30, 1995 and September 30, 1994 and for each of the years in the two year period ended September 30, 1995 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of E.F. Burlingham & Sons as of December 31, 1996 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Olsen-Fennell Seeds, Inc. as of December 31, 1996 and for the year then ended have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.